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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Medtronic VidaMed, Inc. (formerly VidaMed, Inc.) (Name of Issuer)
Common Stock, $0.01 par value (Title of Class of Securities)
926530 10 6 (CUSIP Number)

Carol E. Malkinson, Esq.
The Medtronic Foundation
710 Medtronic Parkway
Minneapolis, Minnesota 55432
(763) 514-4000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 12, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    / /.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 926530 10 6	SCHEDULE 13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
The Medtronic Foundation 41-1306950

2	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	☐
	OF A GROUP (SEE INSTRUCTIONS)	(b)	☐

3	Sec Use Only

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
0

		8	SHARED VOTING POWER
0

		9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Item 1. Security and Issuer

        The class of equity security to which this statement relates is the Common Stock, $0.01 par value per share, of Medtronic VidaMed, Inc., formerly VidaMed, Inc. ("VidaMed"). The name and address of the principal executive offices of the issuer of such securities are Medtronic VidaMed, Inc., 46107 Landing Parkway, Fremont, California 94538.

Item 2. Identity and Background

        No change

Item 3. Source and Amount of Funds or Other Consideration

        Not Applicable.

Item 4. Purpose of Transaction

        The purpose of the transaction was the exchange of 6,100,000 shares of VidaMed common stock and a warrant to purchase 1,590,000 shares of VidaMed common stock for total cash consideration of $60,827,900 in connection with the merger of VidaMed Acquisition Corporation into VidaMed.

Item 5. Interest in Securities of the Issuer

        The Foundation no longer owns any shares of, or warrants to purchase shares of, VidaMed common stock and has, accordingly, ceased to be the beneficial owner of more than 5% of VidaMed's common stock.

        The only transaction in the common stock of VidaMed that was effected during the past 60 days is the transaction described in Item 4 above.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        None

Item 7. Material to be Filed as Exhibits

Exhibit A—	Warrant dated January 14, 2000 to purchase 1,590,000 shares of VidaMed Common Stock (incorporated by reference to Exhibit C to initial Schedule 13D filed by Medtronic, Inc. and Medtronic Asset Management, Inc. on January 14, 2000.)

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2002	THE MEDTRONIC FOUNDATION
	By:	/s/ CAROL E. MALKINSON Carol E. Malkinson Assistant Secretary

EXHIBIT INDEX

Exhibit	Description

A	Warrant dated January 14, 2000 to purchase 1,590,000 shares of VidaMed Common Stock (incorporated by reference to Exhibit C to initial Schedule 13D filed by Medtronic, Inc. and Medtronic Asset Management, Inc. on January 14, 2000.)

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SIGNATURE
EXHIBIT INDEX